Management's Discussion and Analysis

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport Fuel Systems”, the “Company”, “we”, “us”, “our”) for the three months ended March 31, 2019 provides an update to our annual MD&A dated March 19, 2019 for the fiscal year ended December 31, 2018. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2018 and our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2019. Our interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated as of May 9, 2019.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, Cartesian financing, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

Management's Discussion and Analysis

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW AND GENERAL DEVELOPMENTS

Westport Fuel Systems is a global company focused on engineering, manufacturing, and supply of alternative fuel systems and components for transportation applications. Our diverse product offering sold under a wide range of established brands enables the deployment of a range of alternative fuels offering environmental and economic advantages, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquid natural gas ("LNG"), renewable natural gas ("RNG"), and hydrogen. We supply our products and services through a network of distributors and original equipment manufacturers ("OEMs") and we provide delayed OEM ("DOEM") services. In total, we have customers in more than 70 countries. Today, our products and services are available for passenger car, light-, medium- and heavy-duty truck, cryogenic, and hydrogen applications.

Westport Fuel Systems is well positioned to increase revenues and market share as new stringent environmental regulations mandating greenhouse gas emission reductions have been introduced in key markets around the world. We are leveraging our market-ready products and customer base to capitalize on these opportunities. In addition to our operational competency in well-established transportation markets, our development of new technologies provides us a technology leadership position which is expected to drive future growth. Westport Fuel Systems has a track record of innovation, specialized engineering capabilities, and a deep patent portfolio resulting in a strong intellectual property position.

The majority of our revenues in 2018 were generated through the following businesses:

•
Independent aftermarket (“IAM”): we sell systems and components, primarily through a global network of distributors and across a wide range of brands, that consumers can purchase and have installed onto their car to enable passenger cars to use LPG or CNG fuels in addition to gasoline.

•
DOEM: we directly or indirectly convert new passenger cars for OEMs or importers, to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM.

•	Light-duty OEM: we sell systems and components to OEMs that are used to manufacture new, direct off the assembly line LPG or CNG-fueled vehicles.

In 2019, we expect a larger contribution of our overall revenues to come from sales of our Westport High Pressure Direct Injection 2.0 ("Westport HPDI 2.0™" or "HPDI") systems and components. This was evident already in the first quarter of 2019. Our fully integrated Westport HPDI 2.0™ system matches the power, torque, and fuel economy benefits found in traditional compression ignition engines using only diesel fuel but, with our system, powered primarily by natural gas, resulting in reduced greenhouse gas emissions, and the capability to cost-effectively run on renewable fuels. In 2018, our European OEM launch partner commercially launched heavy duty trucks incorporating HPDI 2.0™ technology, and these truck models are available and on the road in Europe today.

During 2018, Westport entered into definitive development and supply agreements with Weichai Westport Inc. ("WWI") to develop, market, and commercialize a heavy-duty, natural gas engine featuring the Westport HPDI 2.0™ technology, based on one of Weichai Power Co., Ltd.'s ("Weichai Power") heavy-duty engine platforms. The new natural gas engine will be certified to meet China VI emissions standards and is expected to be launched in late 2019. WWI has committed to purchase Westport HPDI 2.0™ components required to produce a minimum of 18,000 Weichai Westport HPDI 2.0™ engines between the launch date and the end of 2023 (see Operating Segments of this MD&A for additional details on WWI). The HPDI business is still in the early stages of commercial development, and, as a result, is currently generating losses. Meaningful increases in sales are expected to be required for the HPDI business to benefit from economies of scale and become profitable. We anticipate growth in volumes in 2019 and future years through sales to our initial launch partner, our supply arrangement with WWI, and additional OEMs entering into supply agreements for our HPDI technology.

Revenues for the three months ended March 31, 2019 increased by 15% to $73.2 million from $63.8 million in the first quarter of 2018, resulting from strength in all aspects of our business, but primarily as a result of HPDI revenue in first quarter of 2019. Sales in the first quarter of 2019 were somewhat offset by the lower Euro which decreased 7% in the first quarter of 2019 compared to the first quarter of 2018.

Management's Discussion and Analysis

Westport Fuel Systems recorded a net loss of $3.0 million for the three months ended March 31, 2019 compared to a net loss from continuing operations of $12.6 million for the three months ended March 31, 2018. The $9.6 million decrease in the net loss primarily resulted from higher gross margins and stronger contribution from Cummins Westport Inc. ("CWI"), our 50:50 joint venture with Cummins, Inc. ("Cummins"). CWI income in the first quarter of 2018 was negatively impacted by pre-buy activities in the fourth quarter of 2017 in advance of on-board diagnostic compliant engines.

Westport Fuel Systems earned a positive $7.3 million Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA" see Non-GAAP Measures section in this MD&A) during the three months ended March 31, 2019 as compared to negative $3.4 million Adjusted EBITDA for the three months ended March 31, 2018. The factors noted above were the key contributors to the improvement in Adjusted EBITDA.

We continue to co-operate with the SEC's investigation that commenced in June 2017 regarding our investment in Weichai Westport Inc. and compliance with the FCPA and securities law related to disclosures in SEC filings. Legal costs increased significantly during 2018 but have decreased during the first quarter of 2019. See the Regulatory Compliance section for additional details.

Management's Discussion and Analysis

LIQUIDITY AND GOING CONCERN

In connection with preparing financial statements for each annual and interim reporting period Management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

At this time, Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these condensed consolidated interim financial statements were issued. The Company's condensed consolidated interim financial statements have therefore been prepared on the basis that the Company will continue as a going concern.

At March 31, 2019, the Company's net working capital was $57.9 million including cash and cash equivalents of $46.0 million, and its long-term debt, including the royalty payable, was $74.9 million, of which $15.4 million matures in 2019. The Company incurred a loss from continuing operations of $3.0 million for the three months ended March 31, 2019 ($40.8 million for fiscal 2018) and negative cash flows from continuing operating activities of $15.2 million for the three months ended March 31, 2019 ($27.4 million for fiscal 2018) and has accumulated a deficit of $1,001.4 million since inception.

The Company continues to work towards its goals of increasing revenues and reducing expenditures, which has improved results from operations and operating cash flows in 2018, and this improvement in operating results is expected to continue in 2019. In particular, the commercial launch of Westport HPDI 2.0™ in 2018 has allowed the Company to significantly reduce engineering and development spend and the associated capital expenditures on this product and this reduction has improved current and forecasted future cash flows. In addition, while the legal fees related to the SEC investigation that began in 2017 (see Regulatory Compliance section of the MD&A) increased significantly in 2018, we anticipate these legal expenditures to decrease in 2019 and some evidence of this was realized during the first quarter. However, since the possible outcomes of this proceeding remain uncertain at this time, it is also necessary to acknowledge that any final determination that the Company’s operations or activities are not, or were not, in compliance with the FCPA and/or other U.S. securities laws could result in significant civil and criminal financial penalties and other sanctions, which could have a material adverse impact on our financial condition. Lastly, the Company continues to examine non-core assets to determine whether it is in the best interest of the Company to monetize assets or to continue to hold and invest in these assets.

Management believes that the cash on hand at March 31, 2019 and the improvements to the operations expected for 2019 will provide the cash flow necessary to fund operations over the next year to May 31, 2020. The ability of the Company to continue as a going concern beyond one year will be dependent on the Company’s ability to generate positive results from operations and cash flows or on its ability to raise additional financings to fund future operations. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of its assets and liabilities in the accompanying financial statements and the adjustments could be material.

Operating Segments

The Company manages and report the results of its business through three segments: Transportation, the CWI Joint Venture, and Corporate. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker ("CODM").

The financial information for the Company’s business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated matters.

Management's Discussion and Analysis

Transportation Business Segment

Westport Fuel Systems' Transportation segment designs, manufactures, and sells alternative fuel systems and components for transportation applications. Our diverse product offerings are sold under established global brands and utilize a broad range of alternative fuels, which have numerous environmental and economic advantages including: LPG, CNG, LNG, RNG, and hydrogen. We supply our products and services through a global network of distributors and numerous OEMs and DOEMs in more than 70 countries. Today, our products and services are available for passenger cars, light-, medium- and heavy-duty trucks, cryogenics, and hydrogen applications.

The Transportation group includes the IAM, OEM and DOEM programs, electronics, current and advanced research and development programs, supply chain, and product planning activities.

Cummins Westport Inc. ("CWI") Joint Venture

CWI serves the medium- and heavy-duty on-highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as shorthaul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium and heavy-duty truck and transit bus industries.

All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on RNG.

CWI is a Delaware corporation owned 50% by Westport Power Inc., a wholly-owned subsidiary of Westport Fuel Systems, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport Fuel Systems, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement governing the operations of CWI which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.

The purpose of the joint venture is to engage in the business of developing, marketing and selling spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. The joint venture term is scheduled to end on December 31, 2021.

Corporate Business Segment

The Corporate business segment is responsible for public company activities, corporate oversight and general administrative duties, as well as R&D expenses relating to the protection of the Company's intellectual property; in particular, the costs associated with patenting our innovations and registering our trademarks, and maintaining our patent and trademark portfolios.

Weichai Westport Inc. ("WWI") Joint Venture

The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), is
currently the registered holder of a 23.33% equity interest in Weichai Westport Inc. (“WWI”). In April 2016, the Company sold to Cartesian entities a derivative economic interest granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all of the equity securities of Westport HK for a nominal amount. The Company retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised. As a result of such transactions, the Company’s residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to just 4.55%.

The Company has not considered WWI a business segment since March 31, 2016 due to the Company's reduced interest pursuant to a sale of a derivative economic interest to the Cartesian Entities as noted above.

As discussed in the Business Overview and General Developments section of this MD&A, Westport Fuel Systems entered into development and supply agreements with WWI on August 28, 2018.

Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the three months ended March 31, 2019 and March 31, 2018.

Selected Consolidated Statements of Operations Data

	Three Months Ended March 31,
	2019	2018
		(Adjusted, Note 1)
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)
Revenue	$73.2	$63.8
Gross margin	$17.2	$14.6
GM %	23.5%	22.9%
Net loss from continuing operations	$(3.0)	$(12.6)
Net loss	$(3.0)	$(14.2)
Net loss per share from continuing operations - basic and diluted	$(0.02)	$(0.10)
Weighted average basic and diluted shares outstanding	133,449,211	131,689,685

(1)     With effect from the second quarter of 2018, the Company's CNG Compressor business has been reclassified as discontinued operations. See Note 5 in the interim financial statements.

The following table sets forth a summary of our financial position as at March 31, 2019 and December 31, 2018:

Selected Balance Sheet Data

	March 31, 2019	December 31, 2018
(expressed in millions of United States dollars)
Cash and short-term investments	$46.0	$61.1
Total assets	288.3	269.9
Long-term debt, including current portion	53.1	55.3
Royalty payable, including current portion	21.8	20.9
Total liabilities	200.8	179.3
Shareholders' equity	87.5	90.7

(1)     The increase in total assets and total liabilities is primarily due to the adoption of the new leasing standard. See note 4 of our condensed consolidated interim financial statements for additional details.

Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION (continued):

The following table sets forth a summary of the financial results of Cummins Westport Inc. ("CWI") for the three months ended March 31, 2019, and March 31, 2018.

Selected CWI Statements of Operations Data

	Three months ended March 31,
	2019	2018
(expressed in millions of United States dollars)
Total revenue	$92.3	$52.2
Gross margin	$27.8	$13.2
GM %	30.1%	25.3%
Net income before income taxes	$20.5	$3.3
Net income attributable to the Company	$8.6	$1.5

Management's Discussion and Analysis

RESULTS FROM OPERATIONS

The following tables summarize results by segment for the three months ended March 31, 2019, compared to the three months ended March 31, 2018.

The 2018 comparative figures have been revised to reflect the reclassification of the CNG Compressor business to discontinued operations.

Revenue

Total consolidated revenues from continuing operations for the three months ended March 31, 2019 increased by $9.4 million or 15% from $63.8 million in 2018 to $73.2 million in 2019.

(expressed in millions of U.S. dollars)

	Three Months Ended March 31,		Change
	2019	2018	$	%
Transportation	$73.2	$63.8	$9.4	15%
CWI	92.3	52.2	40.1	77%

Transportation revenue for the three months ended March 31, 2019 was $73.2 million compared with $63.8 million for the three months ended March 31, 2018. Despite the 7% decrease in the average Euro exchange rate, revenue increased by $0.9 million in the IAM business and $8.5 million in the OEM business. The OEM business revenue increase was primarily driven by HPDI 2.0™ product sales, which was commercially launched in 2018.

CWI revenue for the three months ended March 31, 2019 was $92.3 million compared $52.2 million for the three months ended March 31, 2018, respectively. Unit sales for the three months ended March 31, 2019 were 1,991 compared to 819 for the three months ended March 31, 2018. The low unit sales in the first quarter of 2018 resulted from pre-buy activities in the fourth quarter of 2017 in advance of the 2018 on-board diagnostic compliant engines. Parts revenue increased from $23.4 million to $30.3 million due to the cumulative increase in natural gas engine population in service.

Gross Margin

Total consolidated gross margin for the three months ended March 31, 2019 increased by $2.6 million or 18% from $14.6 million in 2018 to $17.2 million for the comparative period in 2019.

The following table presents gross margin by segment for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:

(expressed in millions of U.S. dollars)

	Three months ended March 31, 2019	% of Revenue	Three months ended March 31, 2018	% of Revenue	Change
					$	%
Transportation	$17.2	23%	$14.6	23%	$2.6	18%
CWI	27.8	30%	13.2	25%	14.6	111%

Transportation gross margin increased by $2.6 million to $17.2 million, or 23% of revenue, for the three months ended March 31, 2019 compared to $14.6 million, or 23% of revenue for the three months ended March 31, 2018. The increase in gross margin is due to higher revenue.

CWI gross margin increased by $14.6 million to $27.8 million, or 30% of revenue from $13.2 million or 25% of revenue in the prior year period. The increase in gross margin and gross margin percentage is due to significantly higher revenues from higher unit sales from both product and parts sales, as previously noted.

Management's Discussion and Analysis

Research and Development Expenses

The following table presents details of research and development (“R&D”) expense by segment, excluding equity investees, for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:

(expressed in millions of U.S. dollars)

	Three months ended March 31,		Change
	2019	2018	$	%
Transportation	$6.6	$8.4	$(1.8)	(21)%
Corporate	0.2	0.2	—	—%
Total research and development	$6.8	$8.6	$(1.8)	(21)%

Transportation R&D expenses for the three months ended March 31, 2019 were $6.6 million compared with $8.4 million for the three months ended March 31, 2018. The decrease of $1.8 million during the first quarter of 2019 was due to completion of various R&D programs, reduction in headcount as the company launched its HPDI 2.0 product and the lower Canadian and Euro average exchange rates as compared to the US dollar in the first quarter of 2019 versus the first quarter of 2018.

Corporate R&D expenses for the three months ended March 31, 2019 were $0.2 million, compared to $0.2 million for the three months ended March 31, 2018. The Corporate R&D expenses relate to costs associated with protecting the Company’s intellectual property; in particular, the costs associated with patenting our innovations and registering our trademarks, and maintaining our patent and trademark portfolios.

Selling, General and Administrative Expenses

The following table presents details of selling, general and administrative (“SG&A”) expense by segment, excluding equity investees, for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:

(expressed in millions of U.S. dollars)

	Three months ended March 31,		Change
	2019	2018	$	%
Transportation	$8.7	$8.8	$(0.1)	(1)%
Corporate	7.1	5.3	1.8	34%
Total selling, general and administrative	$15.8	$14.1	$1.7	12%

Transportation SG&A expenses for three months ended March 31, 2019 were $8.7 million and consistent with $8.8 million for the three months ended March 31, 2018.

Corporate SG&A expenses for the three months ended March 31, 2019 were $7.1 million compared with $5.3 million for the three months ended March 31, 2018. The increase is due to the legal fees related to the SEC incurred investigation in the first quarter of 2019 as compared to the first quarter of 2018.

Management's Discussion and Analysis

Restructuring costs recognized for the three months ended March 31, 2019 were $0.8 million related to management changes. Restructuring expenses of $0.6 million for the three months ended March 31, 2018 related to reductions in workforce in Italy.

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three months ended March 31, 2019, we recognized foreign exchange losses of $0.1 million compared to foreign exchange gains of $0.1 million in the comparative period, due to movements in the Canadian dollar and Euro relative to the U.S. dollar.

Depreciation and amortization for the three months ended March 31, 2019 was $4.3 million, consistent with $4.3 million for the three months ended March 31, 2018. The amount included in cost of product revenue for the three months ended March 31, 2019 was $1.9 million compared with $2.0 million for the three months ended March 31, 2018.

Income from investments primarily relates to our 50% interest in CWI, accounted for by the equity method.

(expressed in millions of U.S. dollars)

	Three months ended March 31,
	2019	2018
CWI - 50% interest	$8.6	$1.5

Interest on long-term debt and amortization of discount

(expressed in millions of U.S. dollars)

	Three months ended March 31,
	2019	2018
Interest expense on long-term debt	$1.1	$1.1
Royalty payable accretion expense and finance charge from prepayment	0.8	0.8
Total interest on long-term debt and accretion on royalty payable	$1.9	$1.9

Consistent debt levels in both periods resulted in consistent interest expense for Q1 2019 and Q1 2018. Interest on long-term debt and royalty payable for the three months ended March 31, 2019 was $1.9 million compared to $1.9 million for the three months ended March 31, 2018.

Income tax expense of $1.1 million for the three months ended March 31, 2019 compares to income tax expense of $0.9 million for the three months ended March 31, 2018.

Discontinued operations as discussed in note 5 in the condensed consolidated interim financial statements, the CNG Compressor business was reclassified as an asset held for sale and discontinued operations in Q2 2018 and sold in Q3 2018.

Management's Discussion and Analysis

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

This “Capital Requirements, Resources and Liquidity” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

Our cash and cash position has decreased by $15.1 million during the first three months of 2019 to $46.0 million from $61.1 million at December 31, 2018. The decrease is primarily the result of increased working capital resulting from strong first quarter sales and debt and royalty repayments, partially offset by dividends from CWI. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired.

The Company continues to work towards its goals of increasing revenues and reducing expenditures, which has improved results from operations and operating cash flows in 2018, and this improvement in operating results is expected to continue in 2019. See the "Liquidity and Going Concern" section in the MD&A for further discussion.

Cash Flow from Operating Activities

We prepare our statement of cash flows using the indirect method. Under this method, we reconcile net loss to cash flows from operating activities by adjusting net loss for those items that impact net loss but may not result in actual cash receipts or payments during the period. These reconciling items include but are not limited to depreciation and amortization, stock-based compensation expense, unrealized foreign exchange gain, income from investments accounted for by the equity method, provisions for inventory reserves and doubtful accounts, and changes in the consolidated balance sheet for working capital from the beginning to the end of the period.
For the three months ended March 31, 2019, our net cash flows used in operating activities of continuing operations was $15.2 million, an increase of $2.3 million from the net cash flows of $12.9 million used in operating activities in the three months ended March 31, 2018. The increase in cash used is primarily due to increased sales in the first quarter of 2019 which resulted in higher accounts receivable.
Cash Flow from Investing Activities

Our net cash from investing activities consisted primarily of cash acquired through dividends received from joint ventures and the sale of assets and investments, offset by purchases of property, plant and equipment (“PP&E”).
For the three months ended March 31, 2019, our net cash flows from investing activities from continuing operations was $4.0 million compared to cash used of less than $0.1 million for the three months ended March 31, 2018. We received dividends of $6.0 million in the three months ended March 31, 2019 compared to no dividend in the first quarter of 2018 as a result of low fourth quarter earnings in our CWI Joint Venture. Capital expenditures decreased to $2.0 million in the three months ended March 31, 2019 from $3.6 million in the three months ended March 31, 2018.
Cash Flow from Financing Activities
For the three months ended March 31, 2019, our net cash flows used in financing activities from continuing operations was $3.6 million compared to $1.9 million for the three months ended March 31, 2018.

Cash Flow from Discontinued Operations

For the three months ended March 31, 2019, our net cash flows from discontinued operations used was nil compared to $0.6 million for the three months ended March 31, 2018.

Management's Discussion and Analysis

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$90.3	$90.3	$90.3	$—	$—	$—
Long-term debt, principal, (1)	53.1	53.6	10.2	38.0	5.4
Long-term debt, interest (1)	—	9.4	4.0	4.9	0.5	—
Long-term royalty payable (2)	21.8	32.3	6.1	13.2	6.2	6.8
Operating lease obligations (3)	—	22.1	4.4	7.4	5.4	4.9
	$165.2	$207.7	$115.0	$63.5	$17.5	$11.7

(1) For details of our long-term debt, principal and interest, see note 13 in the condensed consolidated interim financial statements.

(2) For additional information on the long term royalty, see note 14 of the condensed consolidated interim financial statements.

(3) The Company adopted Topic 842 under U.S. GAAP as at January 1, 2019 and have adjusted the operating lease obligations accordingly. Refer to note 4 and note 12 of the condensed consolidated interim financial statements for more details.

SHARES OUTSTANDING

For the three months ended March 31, 2019 and March 31, 2018, the weighted average number of shares used in calculating the loss per share was 133,449,211 and 131,689,685, respectively. The Common Shares and Share Units outstanding and exercisable as at the following dates are shown below:

	March 31, 2019	May 8, 2019
	Number	Number

Common Shares outstanding	133,517,924	133,558,938
Share Units
Outstanding	2,557,391	2,476,656
Exercisable	2,104,696	2,045,461

Management's Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. Actual amounts may vary significantly from estimates used. The Company's accounting policies are described in note 3 of our year ended December 31, 2018 annual consolidated financial statements. There have been no significant changes in accounting policies applied to the March 31, 2019 interim condensed consolidated financial statements except for the adoption of new leasing accounting standards as discussed in note 4 to our condensed consolidated interim financial statements. On adoption of the leasing standard, the Company recognized total right of use assets of $19.7 million, with corresponding liabilities of $19.7 million in the condensed consolidated interim financial statements. The adoption did not impact the Company's beginning retained earnings, or our prior year statements of income and statements of cash flows.

We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as variable interest entity, warranty liability, revenue recognition, inventories, property, plant and equipment, long-term royalty payable, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in note 3 of our fiscal year ended December 31, 2018 annual consolidated financial statements and our 2018 annual Management and Discussion analysis, issued on March 19, 2019.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

We discuss new accounting standards which have been issued but not yet adopted, their required date of adoption and/or planned date to adopt, if earlier, and the anticipated impact that adoption of the standards are expected to have on our financial position and results of operations in note 4 of the notes to the condensed consolidated interim financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended March 31, 2019, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

REGULATORY COMPLIANCE

As disclosed in the Company’s previous management discussion and analysis filings, on June 15, 2017, the Enforcement Division of the SEC issued a subpoena to Westport Fuel Systems for information concerning its investment in Weichai Westport Inc. and compliance with the FCPA and securities laws related to disclosure in SEC filings in connection with the Westport Fuel Systems operations in China. The SEC Enforcement Division issued follow up subpoenas on February 14, 2018, June 25, 2018, and August 2, 2018. The Company has completed its response to those subpoenas. No new subpoenas have been received since August 2, 2018. Westport Fuel Systems is cooperating with these requests but is not in a position to predict the duration, scope or outcome of the SEC's investigation. To date our management has devoted significant time and attention to these matters, and we may be required to devote even more time, attention and financial resources to these matters in the future. The SEC’s investigation and our requirements in response thereto could have a material adverse impact on our results of operations, financial condition, liquidity and cash flows. While we cannot estimate our potential exposure, including possible financial penalties arising from these matters, we have already expended significant amounts investigating and responding to the subpoenas in respect of this investigation, including funding the expense of independent legal representation, and expect to continue to need to expend additional amounts to conclude the SEC investigation. During the three months ended March 31, 2019, we recorded expenses related to the SEC investigation of $1.8 million, net of expected insurance recoveries, and to date have recorded cumulative net expenses related to such investigation of $13.6 million. Although we maintain insurance that has covered some of these expenses, a substantial portion of the overall expenses and costs relating to such SEC investigation will not be covered by such policies. In the event of future proceedings arising out of the SEC investigation, to the extent covered, our ultimate liability may possibly exceed the available insurance.

Management's Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income (loss) has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The Company has modified information from all prior quarters to exclude the financial results of the CNG Compressor business which has been recorded as discontinued operations with effect from the second quarter of 2018. The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data

Three months ended	30-Jun-17	30-Sep-17	31-Dec-17	31-Mar-18	30-Jun-18	30-Sep-18	31-Dec-18	31-Mar-19
(expressed in millions of United States dollars except for per share amounts)	(1)		(2)			(3)
Total revenue	$58.6	$56.4	$57.5	$63.8	$80.5	$65.5	$60.5	$73.2
Cost of product and parts revenue	$43.4	$42.7	$43.5	$49.2	$58.8	$49.9	$48.2	$56.0
Gross margin	$15.2	$13.7	$14.0	$14.6	$21.7	$15.6	$12.3	$17.2
Gross margin percentage	25.9%	24.3%	24.3%	22.9%	27.0%	23.8%	20.3%	23.5%
Net loss from continuing operations	$(13.4)	$(16.2)	$(20.8)	$(12.6)	$(5.7)	$(12.1)	$(10.4)	$(3.0)
Net income (loss)	$32.3	$(15.6)	$(14.2)	$(14.2)	$(4.9)	$(3.2)	$(9.2)	$(3.0)
EBITDA (4)	$(7.5)	$(11.1)	$(14.3)	$(5.4)	$0.2	$(3.0)	$(5.3)	$4.2
Adjusted EBITDA (5)	$(5.3)	$(5.6)	$(4.9)	$(3.4)	$8.6	$4.3	$0.2	$7.3
Euro to U.S. dollar average exchange rate	1.10	1.18	1.18	1.23	1.19	1.16	1.14	1.14
Earnings (loss) per share
Basic and diluted from continuing operations	$(0.12)	$(0.15)	$(0.14)	$(0.10)	$(0.04)	$(0.09)	$(0.08)	$(0.02)
Basic and diluted	$0.29	$(0.14)	$(0.14)	$(0.11)	$(0.04)	$(0.02)	$(0.07)	$(0.02)
CWI net income attributable to the Company (2)	$5.3	$5.8	$(0.4)	$1.5	$7.8	$7.7	$5.7	$8.6

(1) During the second quarter of 2017, the Company completed the sale of non-core assets from its Industrial business unit and recognized a gain on sale of assets in discontinued operations of $58.3 million.

(2) During the fourth quarter of 2017, CWI recorded a tax charge of $13.4 million due to the US tax reform. This reduced the Company's income from investments by $6.7 million. Excluding this tax charge, the net loss from continuing operations would have been $12.5 million and the net loss for the period would have been $7.5 million.

(3) During the third quarter of 2018, the Company completed the sale of the CNG Compressor business and recognized a gain on sale of assets in discontinued operations of $9.9 million.

(4) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures for more information.

(5) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for amortization of stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. See non-GAAP measures for more information.

Management's Discussion and Analysis

Non-GAAP Measures:

We use certain non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed in U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure. The Company defines EBITDA as net loss from continuing operations before income taxes adjusted for interest expense (net) and depreciation and amortization.
Management believes that EBITDA is an important indicator commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance. The intent is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under U.S. GAAP. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Other issuers may define EBITDA differently.

Three months ended	30-Jun-17	30-Sep-17	31-Dec-17		31-Mar-18	30-Jun-18	30-Sep-18	31-Dec-18	31-Mar-19
Loss before income taxes from continuing operations	$(17.3)	$(15.8)	$(20.7)	v	$(11.7)	$(5.6)	$(9.5)	$(11.9)	$(1.9)
Interest expense, net (1)	6.3	0.9	2.5		2.1	1.7	2.3	2.6	1.8
Depreciation and amortization	3.5	3.8	3.9		4.2	4.1	4.2	4.0	4.3
EBITDA	$(7.5)	$(11.1)	$(14.3)		$(5.4)	$0.2	$(3.0)	$(5.3)	$4.2

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt and other payables and amortization of discount.

EBITDA improved from negative $5.3 million for the three months ended December 31, 2018 to positive $4.2 million. The change is primarily due to higher revenue and resulting gross margin and higher joint venture income from CWI.

Management's Discussion and Analysis

Non-GAAP Measures (continued):

Adjusted EBITDA

The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP.

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit’s ability to generate sustained cash flows.

The Company defines Adjusted EBITDA as EBITDA from continuing operations adjusted for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Adjusted EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the Company’s actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. Westport Fuel Systems compensates for these limitations by relying primarily on its U.S. GAAP results.

Three months ended	30-Jun-17	30-Sep-17	31-Dec-17	31-Mar-18	30-Jun-18	30-Sep-18	31-Dec-18	31-Mar-19
EBITDA	$(7.5)	$(11.1)	$(14.3)	$(5.4)	$0.2	$(3.0)	$(5.3)	$4.2
Stock based compensation	3.1	2.1	0.7	0.3	1.4	0.6	0.7	0.4
Unrealized foreign exchange (gain) loss	1.0	2.5	(1.3)	—	5.2	2.2	1.6	0.1
Asset impairment	—	—	0.6	—	—	—	0.6	—
Restructuring, termination and other exit costs	(1.6)	(0.1)	1.8	0.6	0.2	—	—	0.8
CWI US tax adjustment	—	—	6.7	—	—	—	—	—
Legal costs associated with SEC investigation	—	0.9	0.9	0.9	2.5	3.5	3.1	1.8
Other	(0.3)	0.1	—	0.2	(0.9)	1.0	(0.5)	—
Adjusted EBITDA	$(5.3)	$(5.6)	$(4.9)	$(3.4)	$8.6	$4.3	$0.2	$7.3

Adjusted EBITDA increased by $7.1 million from $0.2 million for the three months ended December 31, 2018 to $7.3 million for the three months ended March 31, 2019 primarily due to higher revenues and resulting gross margin and improved earnings from CWI.